ONE EARTH ENERGY, LLC
November 6, 2006
U.S. Securities & Exchange Commission
Attn: Max A. Webb
Assistant Director
100 F. Street, NE
Washington, DC 20549

Re:	One Earth Energy, LLC Amendment No. 3 to Registration Statement on Form SB-2 Filed November 2, 2006 File No. 333-135729
Dear Mr. Webb:
We are in receipt of your letter dated November 3, 2006 providing comments on our Amendment No. 3 to Registration Statement on Form SB-2 as filed on November 2, 2006. We reviewed your comments, and the purpose of this letter is to provide our responses thereto. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below are each of your comments in the order they appeared in your letter, immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 4 to Form SB-2, which includes the revisions made pursuant to your comments.
Federal Income Tax Consequences of Owning Our Units, page 86
1. We reissue prior comment 6 in part. Please revise to clarify that this discussion is the tax opinion of Brown Winick. Also, revise the short form tax opinion to clarify that counsel’s opinion is contained in the Federal Income Tax Consequences section and adopted in the opinion filed as Exhibit 8.1.
     Answer: The prospectus and Exhibit 8.1 have been revised as requested.
Experts, page 94
2. We note your response to prior comment 4. Your revised disclosure refers to “the validity of the opinion” provided by tax counsel. Please revise to clearly state that counsel has provided an “opinion” by deleting the phrase “the validity of the.”
     Answer: The prospectus has been revised as requested.
Exhibit 8.1

3. We reissue prior comment 7 in part. Please revise to delete the subjective reference to “known facts.”
     Answer: Exhibit 8.1 has been revised as requested.
Status of Review of Pre-Effective Amendment No. 4 to Form SB-2 by Iowa, Illinois, Indiana, Missouri and Wisconsin Securities Departments:
     Iowa: We have received notification from Iowa that they will have no further comments.
     Illinois: We have received notification from Illinois that they will refrain from commenting pending SEC review.
     Indiana: We have received notification from Indiana that they will have no further comments.
     Missouri: We have received notification from Missouri that they will have no further comments.
     Wisconsin: We are waiting for comments from Wisconsin. We will provide a copy of Wisconsin’s comments to you as soon as they are available.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.

Sincerely,
/s/ Steven Kelly

Steven P. Kelly, President

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